UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑       Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐       No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ]

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date October 30, 2009	By	/s/ Heri Supriadi
(Signature)
Heri Supriadi VP Investor Relations/ Corporate Secretary

PRESS RELEASE
No. TEL. 181/PR000/COM-10/2009
TELKOM FILED ITS THIRD QUARTER UNAUDITED CONSOLIDATED
FINANCIAL STATEMENTS 2009
Jakarta, October 30, 2009— Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) has filed its un-audited Financial Statements for the nine months period ended September 30, 2009 to BAPEPAM-LK (Capital Market Supervisory Agency), which consists of Consolidated Balance Sheets, Consolidated Statement of Income, Statement of Cash Flows and Consolidated Statement of Changes in Equity prepared in accordance with Generally Accepted Accounting Principles in Indonesia.
Complete copies of both balance sheets and income statements for the un-audited third quarter 2009 are attached to this Press Release. For complete version of all the documents above, please visit www.telkom.co.id
Summary of the balance sheet and income statements as attached to this Press Release, are as follows :

	Q3/2008	Q3/ 2009
	(In Billion Rp.)		% Increase (decrease)
Total Assets	86,029	95,216	10.7
Total Liabilities	44,606	47,943	7.5
Minority Interest	8,830	9,766	10.6
Total Equity	32,593	37,507	15.1
Operating Revenue	44,650	47,114	5.5
Operating Expense	27,471	29,160	6.1
Operating Income	17,179	17,954	4.5
Net Income	8,920	9,300	4.3
EBITDA	25,980	28,136	8.3
EBITDA Margin (%)	58.2%	59.7%	1.5
The Financial Statements are prepared in according with Gen.erally Accepted Accounting Standard in Indonesia

	Unit	Q3 2008	Q3 2009	% Increase (decrease)
Line in Service:
- Wire line	Subs (000)	8,580	8,703	1.4
- Wireless	Subs (000)	9,151	14,886	62.7
Total Fixed Lines	Subsc (000)	17,731	23,589	33.0
Customer Base Cellular:
- kartuHALO	Subs (000)	1,947	2,051	5.3
- simPATI	Subs (000)	38,076	56,863	49.3
- Kartu As	Subs (000)	20,480	20,860	1.9
Total Customer Base Cellular	Subs (000)	60,503	79,774	31.9
ADSL (Speedy)	Subs (000)	593	979	65.2
MOU Cellular	Billion minutes	58.8	100.8	71.4
ARPU Cellular/month	Rp. ‘000	60	48	(20.0)
As of September 30, 2009, TELKOM recorded an increase in total revenue of Rp2,465 billion or 5.5% as compared to prior period, which was mostly contributed by an increase in Cellular revenue by Rp2,760 billion or 15.1%. Data, Internet and IT Services revenue increased by Rp1,534 billion or 14.1%. Meanwhile, Fixed Line revenue and Interconnection revenue declined by Rp1,078 billion or 14.5% and Rp899 billion or 13.5%, respectively.

As of September 30, 2009, Operating expenses increased by Rp1.689 billion or 6.1% as compared to prior period. The increase was mostly contributed by an increase in Depreciation expenses of Rp1,320 billion and an increase in Maintenance and Operating expenses of Rp1.096 billion in line with addition in productive assets. While Personnel expenses declined by Rp749 billion.
As a result of the increase in Operating revenue of Rp2,465 billion and the increase in Operating expenses of Rp1,689 billion as mentioned above, Operating Income increased by Rp776 billion or 4.5% and EBITDA increased by 8.3%. While Net Income increased by Rp381 billion or 4.3%.
On August 18, 2009, PT Dayamitra Telekomunikasi (Dayamitra) entered into a Conditional Sale and Purchase and Share Subscription Agreement with selling shareholders of PT Solusindo Kreasi Pratama (Solusindo) that enable Dayamitra to acquire 80% interest in Solusindo, a company that involves in tower provider for telecommunication operators.
TELKOM’s President Director, Rinaldi Firmansyah, stated that: “In line with our strategy to strengthen the core and grow new wave, we have undertaken various actions to maintain our strong position for all product and services which result in improving performance amid increasingly competitive business climate.”
TELKOM’s Director of Finance, Sudiro Asno, added that: “Supported by well managed expense and capex, we successfully achieved expected results as reflected in TELKOM’s sound operational and financial results until the third quarter of 2009.”
HERI SUPRIADI
Acting Vice President Investor Relations & Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:      62-21-5215109
Fax:      62-21-5220500
Email: investor@telkom.co.id
Website: www.telkom.co,.id
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) is the biggest full service and network provider in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunication services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008*)	2009
	Notes	Rp.	Rp.	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,44	7,545,364	7,212,193	746,218
Temporary investments	2c,2f,44,53	273,618	286,648	29,658
Trade receivables	2c,2g,6,37,44
Related parties — net of allowance for doubtful accounts of Rp.181,774 million in 2008 and Rp.124,432 million in 2009		393,465	751,997	77,806
Third parties — net of allowance for doubtful accounts of Rp.1,056,359 million in 2008 and Rp.1,457,400 million in 2009		2,780,263	3,136,896	324,563
Other receivables — net of allowance for doubtful accounts of Rp.11,969 million in 2008 and Rp.10,732 million in 2009	2c,2g,44	173,037	118,144	12,224
Inventories — net of allowance for obsolescence of Rp.62,462 million in 2008 and Rp.73,541 million in 2009	2h,7,37	399,916	437,877	45,305
Prepaid expenses	2c,2i,8,44	1,860,933	2,696,294	278,975
Claims for tax refund	38, 53	408,011	216,326	22,382
Prepaid taxes	38, 53	160,549	850,732	88,022
Other current assets	2c,9,44	21,044	34,877	3,609

Total Current Assets		14,016,200	15,741,984	1,628,762

NON-CURRENT ASSETS
Long-term investments — net	2f,10	141,559	146,323	15,139
Property, plant and equipment — net of accumulated depreciation of Rp.59,993,339 million in 2008 and	2k,2l,4,11,
Rp.70,843,414 million in 2009	19,20,23,53	65,940,943	73,922,446	7,648,468
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.549,620 million in 2008 and Rp.194,729 million in 2009	2m,12,34,46	570,878	404,275	41,829
Prepaid pension benefit cost	2i,2r,41	697	782	81
Advances and other non-current assets	2c,2k,2o,13,
	29,44,48	1,957,756	2,347,208	242,857
Goodwill and other intangible assets — net of accumulated amortization of Rp.5,999,184 million in 2008 and	2d,2j,4,
Rp.7,303,266 million in 2009	14,37,53	3,356,763	2,606,678	269,703
Escrow accounts	2c,15,44	43,861	46,236	4,784

Total Non-current Assets		72,012,457	79,473,948	8,222,861

TOTAL ASSETS		86,028,657	95,215,932	9,851,623

*) As restated (Note 53)
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008*)	2009
	Notes	Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,16,44
Related parties		1,516,110	1,479,657	153,094
Third parties		7,445,795	7,809,197	807,987
Other payables	53	23,353	18,397	1,904
Taxes payable	2s,38	1,105,281	1,922,821	198,948
Dividend payable		2,855,632	405,175	41,922
Accrued expenses	2c,17,35,44	2,874,725	2,896,662	299,706
Unearned income	2q,18	3,135,568	2,703,086	279,678
Advances from customers and suppliers		197,090	235,462	24,362
Short-term bank loans	2c,19,44	53,449	35,800	3,704
Current maturities of long-term liabilities	2c,2l,20,44	6,450,582	8,268,247	855,483

Total Current Liabilities		25,657,585	25,774,504	2,666,788

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,38,53	2,923,598	3,304,478	341,901
Unearned income on Revenue-Sharing Arrangements	2m,12,46	336,534	205,727	21,286
Accrued long service awards	2c,2r,42,44	83,630	165,431	17,117
Accrued post—retirement health care benefits	2c,2r,43,44	2,645,150	2,019,054	208,904
Accrued pension and other post- retirement benefits costs	2c,2r,41,44	1,213,422	854,761	88,439
Long-term liabilities — net of current maturities
Obligations under finance leases	2l,11,20	228,380	221,308	22,898
Two-step loans — related party	2c,20,21,44	3,468,125	3,256,906	336,979
Notes	2l,20,22	—	27,000	2,793
Bank loans	2c,20,23,44	6,439,296	11,681,098	1,208,598
Deferred consideration for business combinations	20,24	1,609,746	432,997	44,801

Total Non-current Liabilities		18,947,881	22,168,760	2,293,716

MINORITY INTEREST	25,53	8,829,928	9,766,000	1,010,450

*)      As restated (Note 53)
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008*)	2009
	Notes	Rp.	Rp.	US$(Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	521,469
Additional paid-in capital	2u,27	1,073,333	1,073,333	111,054
Treasury stock - 480,163,000 shares in 2008 and 490,574,500 shares in 2009	2u,28	(4,202,255)	(4,264,214)	(441,202)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	270,000	478,000	49,457
Difference due to change of equity in associated companies	2f	385,595	385,595	39,896
Unrealized holding gain from available-for-sale securities	2f	(2,596)	16,127	1,669
Translation adjustment	2f	228,805	244,468	25,294
Difference due to acquisition of minority interest in subsidiary	1d,2d	—	(426,358)	(44,114)
Retained earnings
Appropriated		10,557,985	15,336,746	1,586,833
Unappropriated		19,242,396	19,622,971	2,030,313

Total Stockholders’ Equity		32,593,263	37,506,668	3,880,669

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		86,028,657	95,215,932	9,851,623

*)	As restated (Note 53)
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2008	2009
	Notes	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,30
Fixed lines		7,452,847	6,374,364	659,531
Cellular		18,280,741	21,041,240	2,177,055
Interconnection	2c,2q,31,44
Revenues		9,022,406	7,919,112	819,360
Expenses		(2,383,169)	(2,179,021)	(225,455)

Net		6,639,237	5,740,091	593,905

Data, internet and information technology services	2q,32,53	10,895,280	12,428,788	1,285,958
Network	2c,2q,33,44,53	741,042	761,716	78,812
Revenue-Sharing Arrangements	2m,12,34,46	267,518	117,849	12,193
Other telecommunications services	2q,53	372,860	650,342	67,288

Total Operating Revenues		44,649,525	47,114,390	4,874,742

OPERATING EXPENSES
Depreciation	2k,2l,2m,
	11,12,13,53	7,883,034	9,202,664	952,164
Personnel	2c,2r,17,35,
	41,42,43,44	6,490,783	5,742,177	594,121
Operations, maintenance and telecommunication services	2c,2q,36,44	8,787,531	9,883,896	1,022,648
General and administrative	2g,2h,2q,6,
	7,14,37,53	2,732,194	2,836,705	293,503
Marketing	2q	1,577,315	1,494,657	154,646

Total Operating Expenses		27,470,857	29,160,099	3,017,082

OPERATING INCOME		17,178,668	17,954,291	1,857,660

OTHER (EXPENSES) INCOME
Interest income	2c,44	495,233	341,785	35,363
Equity in net (loss) income of associated companies	2f,10	2,476	(21,320)	(2,206)
Interest expense	2c,44	(1,001,438)	(1,471,769)	(152,278)
Gain (loss) on foreign exchange — net	2p	(63,806)	774,784	80,164
Others — net		326,769	206,701	21,387

Other expenses — net		(240,766)	(169,819)	(17,570)

INCOME BEFORE TAX		16,937,902	17,784,472	1,840,090

TAX (EXPENSE) INCOME	2s,38
Current		(4,987,058)	(4,597,272)	(475,662)
Deferred		165,138	(399,605)	(41,346)

		(4,821,920)	(4,996,877)	(517,008)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		12,115,982	12,787,595	1,323,082

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	25	(3,196,094)	(3,487,133)	(360,800)

NET INCOME		8,919,888	9,300,462	962,282

BASIC EARNINGS PER SHARE	2w,39
Net income per share		451.08	472.84	0.04
Net income per ADS
(40 Series B shares per ADS)		18,043.20	18,913.60	1.60
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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